UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       Geriatric & Medical Companies, Inc.
                       -----------------------------------
                                (Name of issuer)

                          Common Stock, $0.10 par value
                          -----------------------------
                         (title of class of securities)

                                  373 748 10 2
                                  ------------
                                 (CUSIP number)

                         Edward J. DeMarco, Jr., Esquire
                     Mesirov Gelman Jaffe Cramer & Jamieson
                               1735 Market Street
                             Philadelphia, PA 19103
                                 1-215-994-1102
            ---------------------------------------------------------
            (Name, address and telephone number of persons authorized
                     to receive notices and communications)

                                October 11, 1996
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------------------
        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       (2)

                                  SCHEDULE 13D

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CUSIP NO. 373 748 102                 |           13D         |PAGE 2 OF 6
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               DANIEL VELORIC
               SSN:      ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a)  |_|
                                   (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*
          PF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                      |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
               USA

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                          |        7    SOLE VOTING POWER
          NUMBER OF       |             0
           SHARES         |-----------------------------------------------------
        BENEFICIALLY      |        8    SHARED VOTING POWER
          OWNED BY        |             0
            EACH          |-----------------------------------------------------
          REPORTING       |        9    SOLE DISPOSITIVE POWER
           PERSON         |             0
            WITH          |-----------------------------------------------------
                          |        10   SHARED DISPOSITIVE POWER
                          |             0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                    |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.00%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                         IN-------------------------------------
--------------------------------------------------------------------------------



                                       (3)

                 ATTACHMENT A TO AMENDMENT NO. 1 TO SCHEDULE 13D


        The Reporting Person reported his ownership of shares of Common Stock, $.10 par value ("Common Stock") of Geriatric & Medical Companies, Inc. (the "Company") in an initial filing of this Schedule 13D on August 15, 1996. In this regard, Items 4 and 5 are hereby amended as follows. All other Items remain unchanged from the initial filing of this Schedule 13D.

ITEM 4. Purpose of the Transaction.

        The Reporting Person acquired the Common Stock of the Company for general investment purposes. The Reporting person has no plans or proposals which relate to ITEMS 4(c) through (j). The Reporting Person hereby reports the consummation of certain transactions which relate to ITEMS 4(a) and 4(b), as described further below.

        On October 11, 1996, Company consummated the transactions (the "Merger") contemplated under the Agreement and Plan of Merger (the "Merger Agreement") dated July 11, 1996, by and among the Company, Genesis Health Ventures, Inc., a Pennsylvania corporation ("Acquiror"), and G Acquisition Corporation, a Delaware corporation ("Newco"). As a result of the consummation of the Merger, the Company became a wholly-owned subsidiary of Acquiror.

        In connection with the Merger, shares owned directly or indirectly by the Reporting Person were converted into the right to receive Five Dollars Seventy-Five Cents ($5.75) in cash.

ITEM 5. Interest in Securities of the Issuer.

        As a result of the transactions described in Item 4 above, the Reporting Person hereby reports beneficial ownership of zero (0) shares of Common Stock. Prior to consummation of the Merger, the Reporting Person had reported beneficial ownership of 3,748,178 shares of Common Stock, representing 24.29% of the outstanding Common Stock of the Company. The foregoing percentage assumes that the Company had 15,249,600 shares of Common Stock outstanding.

        As a result of the consummation of the Merger, the Reporting Person has no power to vote or direct the vote, or to dispose or direct the disposition, of any shares of Common Stock of the Company.

        Other than described herein, the Reporting Person has effected no transactions in shares of Common Stock of the Company

                                       (4)
during the past sixty days or within sixty days of the date of this Schedule
13D.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ DANIEL VELORIC
                                            -----------------------------
                                                DANIEL VELORIC

                                            October 11, 1996





                                       (5)